Filed pursuant to Rule 433
Registration Statement No. 333-148982

Email Being Sent to Zion's Database

Dear Zion Shareholder and/or Friend of Zion…

On Friday, October 24, 2008, we held an 'initial closing' of our current '$10 unit' public offering. (The Press Release is below this letter).

We issued 350,994 units, where:

One Unit = One Share of Zion stock + One Warrant

(The warrant gives a purchaser the right, but not an obligation, to purchase one share of common stock at $7 per share through January 31, 2012).

The initial closing was for subscriptions amounting to US$ 3,509,940 and if you subscribed for units before October 11, 2008, and your subscription documents passed review, then your certificate of units purchased will soon be delivered to you, or deposited into your brokerage account, depending on your instructions when you completed your Subscription Agreement. The units will trade on the New York Stock Exchange Alternext (NYSE Alternext US) under the symbol ZN.U.

For those who have not yet subscribed,
you still have the opportunity available to you,
as our public offer is still open.

At the annual shareholders' meeting in June 2008, I noted that two of the most talked about subjects in the world are Israel and Oil and Zion Oil brings both subjects together.

In January 1999, about 15 months before Zion was founded, the price of a barrel of oil hit a low of just $8 per barrel. In January 2002 oil was trading at $20, in July 2008 the price was over $145 and, as I write the price is approximately $70 per barrel. Watching the oil price fluctuations is rather like being in an elevator with a lunatic at the control panel.

Thankfully, independent of world markets suffering a nervous breakdown or cardiac arrest, Zion's exceptional team is steadily making progress with our business plan in a calm rational manner.

We continue to raise funds in order to pursue our planned multi-well drilling program in Israel and, depending on the actual amounts raised, we intend to carry out the following work program:

(1)	drill our second well, on the Joseph License,

(2)	drill a test well on our Asher-Menashe License, and

(3)	prepare for the drilling of an additional well on either license.

Recently, the world's most successful investor, Warren Buffett, wrote an opinion piece in the New York Times.  He commented that the time to invest in the stock market was now, when everyone is 'fearful' of the future and that: 'If you wait for the robins, spring will be over'.

But those who trust in the Lord need not be fearful of the future. Warren Buffet's advice regarding the forward-thinking philosophy of ice hockey great Wayne Gretzky is accurate. Wayne Gretzky said: 'I skate to where the puck is going to be, not to where it has been.'

In the event of success with our drilling plans, it may seem that the $10 unit price of our offering was a real 'don't miss' opportunity.

If you have already subscribed, thank you for your support.
If you have not yet subscribed, please don't you miss this opportunity.

It is better to take refuge in the LORD than to trust in man. (Psalm 118:8)

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

P.S. Full details of the offer are set out in the Prospectus which is available for download and review on our website www.zionoil.com under “Investor Center” If you would prefer a hard copy of the Prospectus, please call: 1-888-TX1-ZION (1-888-891-9466) or email: dallas@zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding the closing of the offering, the timing and results thereof, Zion’s planned operations, potential results thereof and potential effects of those results on the market for Zion's securities and returns on investments in those securities, are forward-looking statements as defined in the "Safe Harbor'' provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's Prospectus and its periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.

October 2008

ZION OIL ISSUES UNITS IN INITIAL CLOSING
OF FOLLOW-ON OFFERING

SUBSCRIPTIONS STILL BEING ACCEPTED

Dallas, Texas and Caesarea, Israel – October 24, 2008 – Zion Oil & Gas, Inc. (NYSE Alternext US: ZN) announced that, today, the company issued 350,994 units in the initial closing of Zion's follow-on offering. Each unit consists of one share of Zion stock and one warrant to purchase one share of Zion stock. The units were issued at $10 per unit and the amount raised in this initial closing was $3,509,940.

Zion continues to accept subscriptions at $10 per unit and the offering will remain open until the earlier of: (i) January 9, 2009, (ii) the date on which a total of 2,500,000 units have been subscribed and accepted, or (iii) such date as announced by the Company on no less than two trading days' prior notice.

Zion has scheduled November 17, 2008 as the cut-off date for the receipt of documents to be included in the next interim closing.

As detailed in its registration statement, Zion is raising funds in order to pursue its planned multi-well drilling program. Depending on actual amounts raised, Zion intends to carry out the following work program: drill Zion's second well, on Zion's Joseph License, to the Triassic Formation (down to a depth of 15,400 feet) and / or to the Permian Formation (down to a depth of 18,040 feet), drill a test well on Zion's Asher-Menashe License to the Triassic Formation and, if appropriate, the Permian Formation and prepare for the drilling of an additional well on either its Joseph or Asher-Menashe License.

Zion's common stock trades on the NYSE Alternext US under the symbol ZN and Zion's units will trade under the symbol ZN.U

Before you invest, for more complete information about Zion Oil & Gas and its offering, you should read Zion’s registration statement (including a prospectus) together with the other documents Zion has filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter, Brockington Securities, Inc, will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, at www.zionoil.com.

Zion Oil & Gas, Inc., a Delaware corporation, explores for oil and gas in Israel in areas located onshore between Tel-Aviv and Haifa. It currently holds two petroleum exploration licenses, the Joseph and Asher-Menashe Licenses, between Netanya on the south and Haifa on the north, covering a total of approximately 162,000 acres.

FORWARD LOOKING STATEMENTS: Statements in this press release that are not historical fact, including statements regarding the future effectiveness of Zion’s registration statement, matters regarding the offering and closings thereof, Zion's planned operations, potential results thereof and plans contingent thereon, including selection of potential drilling targets and locations, are forward-looking statements as defined in the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion’s periodic reports filed with the SEC and are beyond Zion’s control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Zion’s homepage may be found at: www.zionoil.com
Contact:
Brittany Russell
Zion Oil & Gas, Inc.
6510 Abrams Rd., Suite 300
Dallas, TX 75231
(1) 214-221-4610
Email: dallas@zionoil.com